UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Basic Energy Services, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of class of securities)
06985P100
(CUSIP number)
Susan C. Schnabel 11400 W. Olympic Blvd., Suite 1400 Los Angeles, CA 90064 424-276-4484
(Name, address and telephone number of person authorized to receive notices and communications)
January 22, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes ).

1.	NAME OF REPORTING PERSON: DLJ Merchant Banking Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: DLJ Offshore Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: DLJ Offshore Partners III-1, C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: DLJ Offshore Partners III-2, C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: DLJ MB PartnersIII GmbH & Co. KG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: Millennium Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0 (see Item 5)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: MBP III Plan Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	0 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5)*
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: aPriori Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	0 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5) *
14.	TYPE OF REPORTING PERSON:		OO (limited liability company)

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: aPriori Capital Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	0 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5) *
14.	TYPE OF REPORTING PERSON:		PN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: aPriori Capital Partners III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	0 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5) *
14.	TYPE OF REPORTING PERSON:		OO (limited liability company)

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: aPriori Capital GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	0 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5) *
14.	TYPE OF REPORTING PERSON:		OO (limited liability company)
* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: Susan C. Schnabel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	16,495 (see Item 5) †
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	16,495 (see Item 5) †
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		16,495 (see Item 5) †
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5) †*
14.	TYPE OF REPORTING PERSON:		IN

†Reflects shares received by Susan C. Schnabel from the Funds in a distribution in-kind.

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

1.	NAME OF REPORTING PERSON: Colin A. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	0 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		0 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0% (see Item 5) *
14.	TYPE OF REPORTING PERSON:		IN

* Percentage calculation is based on the number of shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D first filed by the Reporting Persons with the Securities and Exchange Commission on April 10, 2014, as amended (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Basic Energy Services, Inc. (the “Company”).  All terms used in this Amendment No. 3, but not defined herein, have the meaning given to such terms in the Schedule 13D.

Item 2.          Identity and Background.

Paragraph 3 of Item 2 of the Schedule 13D is hereby replaced with the following:

The following address is the business address for each of the Members:  Susan C. Schnabel, 11400 W. Olympic Blvd., Suite 1400, Los Angeles, CA 90064 and Colin A. Taylor, 110 Fetter Lane, London, EC4A 1AY United Kingdom.  The following is the business address and the address of the principal executive offices and principal business of aPriori, aCP, aCP III:  444 Madison Avenue, 7th Floor, New York, NY 10022.  The following is the business address and the address of the principal executive offices and principal business of aCP GmbH:  Maximilianhöfe, Maximilianstrasse 13, 80539, Munich Germany.  The following address is the business address for each of the Funds:  444 Madison Avenue, 7th Floor, New York, NY 10022.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 22, 2015, the Funds disposed of an aggregate of 5,000,018 shares of Common Stock in a pro rata in-kind distribution for no consideration to their partners or members, including subsequent distributions by general partners or managing members to their respective partners or members (the “Distribution”).  MB III LP distributed 3,875,131 shares of Common Stock.  Offshore Partners III distributed 267,133 shares of Common Stock.  Offshore Partners III-1 distributed 68,469 shares of Common Stock.  Offshore Partners III-2 distributed 48,772 shares of Common Stock.  Partners III GmbH distributed 32,358 shares of Common Stock.  Millennium distributed 21,931 shares of Common Stock.  MBP III distributed 686,224 shares of Common Stock.

Item 5.          Interests in the Securities of the Issuer.

Items 5(a), 5(b), 5(c), and 5(e) of the Schedule 13D are hereby supplemented as follows:

(a) and (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference, as of January 22, 2015, following the Distribution.  As of January 22, 2015, following the Distribution, the Reporting Persons beneficially owned in the aggregate 16,495 shares of Common Stock, representing approximately 0.0% of the shares of Common Stock outstanding (based on 43,183,490 shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

(c) Except as disclosed in Item 4 of this Amendment No. 3, none of the Reporting Persons or, to their knowledge, any of their respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Common Stock during the 60 calendar days preceding the date of this Amendment No. 3.

(e) On January 22, 2015, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2015
DLJ MERCHANT BANKING PARTNERS III, L.P.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

DLJ OFFSHORE PARTNERS III, L.P.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

DLJ OFFSHORE PARTNERS III-1, C.V.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

DLJ OFFSHORE PARTNERS III-2, C.V.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

DLJ MB PARTNERS III GMBH & CO. KG

By:	aPriori Capital GmbH, its general partner

By:	/s/ Robert P. Espinosa
	Name:	Robert P. Espinosa
	Title:	Managing Director

MILLENNIUM PARTNERS II, L.P.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

MBP III PLAN INVESTORS, L.P.

By:	aPriori Capital Partners III LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

APRIORI CAPITAL PARTNERS III LLC

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

APRIORI CAPITAL PARTNERS L.P.

By:	aPriori Capital Partners LLC, its general partner

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

APRIORI CAPITAL GMBH

By:	/s/ Robert P. Espinosa
	Name:	Robert P. Espinosa
	Title:	Managing Director

APRIORI CAPITAL PARTNERS LLC

By:	/s/ Susan C. Schnabel
	Name:	Susan C. Schnabel
	Title:	Authorized Person

/s/ Susan C. Schnabel
Susan C. Schnabel

/s/ Colin A. Taylor
Colin A. Taylor